Exhibit 3.54

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

SEMCO INSTRUMENTS, INC.

Semco Instruments, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: That the Directors of the Corporation adopted unanimously a resolution proposing and declaring advisable an amendment to the Certificate of Incorporation of Semco Instruments, Inc., as amended, changing the first paragraph of Article 4 thereof so that, as amended, said Article shall be and read as follows:

“4: The total number of shares of stock which the corporation shall have authority to issue is 5,000 shares of Class A Common Stock, $.01 par value per share.

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each twelve hundred (1,200) shares of Class A Common Stock, $.01 par value either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock.”

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given unanimous written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 17th day of October, 2012.

By:	/s/ Gregory Rufus
Title: Secretary
Name: Gregory Rufus